UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited (“Harmony”) Details of

Efficiency Gains at Gold Fields Limited (“Gold Fields”)

Harmony today announced details of its proposed cost saving measures, which will deliver at least ZAR1billion per annum in improved pre-tax operating profit at Gold Fields’ South African operations.

Harmony Chief Executive, Bernard Swanepoel said:

“Now that we have seen the detail of Gold Fields defence, we are providing detail of our own cost savings proposals – we wouldn’t have wanted to give Gold Fields a route map to success prior to the launch of their defence.

“Last week Gold Fields announced new cost savings initiatives of ZAR 200 to 300 million in South Africa, though given the circumstances one has to treat this with a pinch of salt. However, it does confirm the potential for cost savings that Harmony has identified. The key difference between Harmony and Gold Fields is that while Gold Fields has spent 6 years thinking about efficiency improvements, Harmony has a track record of delivering such improvements time and time again.”

Harmony has stated that it can achieve sustainable cost reductions equivalent to 15% per annum in Gold Fields’ South African cost structure, over and above Gold Fields current efficiency initiatives. Harmony will do this through applying the ‘Harmony Way’, which has been so effective at other mines in South Africa, including mines previously owned by Gold Fields.

Specifically for Gold Fields current operations, Harmony sees opportunities to improve the cost structure as follows:

Planned Savings at Gold Fields				Previously Achieved Savings
	Total Cost 2004 (ZAR m)	Harmony Cost Reduction Target (ZAR m)	Cost Savings as a% of total	Evander	St Helena	Randfontein	Elandsrand
Head Office	140	98	1.45%
Total Operations Cost	6589
Labour cost		330	5%	20%	18%	8%	8%
Synergies:
Stores		264	4%	4%	8%	13%	2%
Electricity & Water		132	2%	2%	5%	3%	2%
Other cost, incl G&A, Services		297	4.5%	7%	(2)%	(3)%	7%
Contractors		66	1%	1%	2%	4%	(1)%
Total Savings from operations	6729	1185	17.95%	33%	32%	35%	17%
Capital Optimisation	880	66
Additional Development		(150)
Total Cost Savings		1101	16.36%

“We have based these targets on our previous experience so this is not just wishful thinking, even without full due diligence. The Harmony Way is to reduce overall costs and to increase the proportion of jobs actually at the mining level. Our history shows that we are job preservers in that we are able to extend the life of the mines we acquire.

“In the case of Gold Fields, any jobs lost will be at the head office, senior management and service level,” said Bernard.

The development of the Gold Fields’ mines is another key aspect of Harmony’s proposal. While Gold Fields has effectively put these mines in harvest mode, Harmony intends to invest in their future. Again, Harmony has done this in the past, turning previously abandoned reserves into growth projects. When these projects are completed, abandoned reserves from previous Harmony acquisitions will produce an aggregate of over 1.5 million higher-grade, lower cost additional ounces per annum.

“Gold Fields is condemning its South African assets to a lingering death. Harmony will enhance their life. As Ian Cockerill said at the presentation of Gold Fields’ formal defence, ‘The Harmony Way works in South Africa’,” commented Bernard.

Attached: Note to Editors – The Harmony Way

Harmony will host a conference call at 1630hrs (South Africa) 0930hrs (EST) today. Slides for this call will be available at 1530hrs (South Africa) 0830hrs (EST) on www.harmony.co.za

South Africa		UK

Toll:	011 535 3600	Toll Free:	0800 917 7042
Toll Free:	0800 200 648

USA		Canada

Toll:	1 412 858 4600	Toll Free:	1 866 519 5086
Toll Free:	1800 860 2442

Australia		Europe and Other

Toll Free:	1800 350 100	Toll:	+41 916 105 600
		Toll Free:	+800 246 78 700

Issued by (direct line, mobile):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Corne Bobbert	+27 11 684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
Torie Pennington	+1 212 850 5629	+1 917 838 1369

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NOTE TO EDITORS – THE HARMONY WAY

A fundamental aspect of Harmony ‘s success has been the application of the unique “Harmony Way “,a set of management practices and philosophies that essentially flatten the management structure and empower individuals and mine management teams. Four cornerstones underlie this approach:

1.Creating value is about the business of gold mining

We spend money on what really counts –the business of gold mining –most importantly it is an intense focus on the development and optimisation of the value contained in the ore body. It is this scientific approach to ore body optimisation and disciplined approach to cost reduction which has enabled Harmony to successfully make money out of mines that other operators have regarded as throwaway. These principles apply equally to existing long life operations.

2.No frills

Our disciplined cost management approach enables us to reduce cut-offs, thereby dramatically increasing the proportion of the ore body that is available to be mined economically –thus increasing the number of ounces in the ore body, extending the life of mines and saving jobs.

Some people criticise Harmony ‘s “no frills “approach. However, our people take pride in the fact that we don ‘t spend money on anything that isn ‘t revenue generating (like the thickness of the carpet, the neatness of the gardens, and the smoothness of the roads).At Harmony the “garden “is underground, i.e.our ore body. That ‘s where our focus and our future lie.

3.We believe in the ability of our people –all our people

We believe that it ‘s our crews operating underground that make the difference. They are the key revenue generators in our business. The rest of us are actually “costs “–which need to be justified as adding value or delivering a cost efficient service to enable the crew at the rock face to perform the task of extracting the ore body more efficiently.

4.We are lean

The management structures that outsiders see are a real demonstration of this belief. We have a head office/corporate office, which accommodates no more than eight executives. We have no mine related regional offices and extremely flat management structures on our operations. We have forgone the convoluted hierarchical structures that have traditionally dogged the mining industry and are fundamentally based on the premise of supervisors to supervise supervisors. Instead, Harmony has four levels of management on each shaft because that is what we believe is needed to mine optimally. The 26 heads of individual mines and plants report directly to the executive team. By creating an enabling and empowering environment, the individual ‘s productivity improves and consequently the efficiency and the overall performance of the entire business improve.

In summary, the Harmony Way is not rocket science …anything but. It ‘s a back-to-basics approach which brings simple, yet dynamic, business thinking (cost, value, focus and attention to detail)to the mining equation; a philosophy that if you create the right environment, ordinary people will do extraordinary things; all wrapped up in a belief that the right attitude can make ANYTHING possible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer